UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GoHealth, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38046W105

(CUSIP Number)

Clinton P. Jones

214 West Huron St.

Chicago, IL 60654

(312) 386-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Patrick Croke

Croke Fairchild Duarte & Beres LLC

180 N LaSalle Street, Ste. 3400

Chicago, IL 60601

(312) 650-8650

August 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons NVX Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,232,352
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,232,352
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,232,352
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.6%
14	Type of Reporting Person CO

1	Names of Reporting Persons Brandon M. Cruz
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions)
OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
208,197
	8	Shared Voting Power 6,247,139
	9	Sole Dispositive Power 208,197

	10	Shared Dispositive Power 6,247,139

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,455,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.1%
14	Type of Reporting Person IN

1	Names of Reporting Persons Clinton P. Jones
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 208,197
	8	Shared Voting Power 6,247,139
	9	Sole Dispositive Power 208,197
	10	Shared Dispositive Power 6,247,139
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,455,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.1%
14	Type of Reporting Person IN

1	Names of Reporting Persons BCCJ, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 14,787
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,787
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,787
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person OO (Limited Liability Company)

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on November 25, 2022 (as amended to date, the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of GoHealth, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On the evening of May 18, 2023, the Reporting Persons and CCP III Cayman GP Ltd., CB Blizzard Holdings C, L.P., Centerbridge Associates III, L.P., CCP III AIV VII Holdings, L.P., CB Blizzard Co-Invest Holdings, L.P., CB Blizzard Lower Holdings GP A, LLC, CB Blizzard Lower Holdings A, L.P., Blizzard Aggregator, LLC, CB Blizzard Lower Holdings GP B, LLC, CB Blizzard Lower Holdings B, L.P., and Jeffrey H. Aronson (collectively, the “CB Stockholders”) delivered a non-binding proposal (the “Proposal”) to the Board of Directors (the “Board”) of the Issuer offering to acquire all of the outstanding shares of Class A Common Stock and LLC Interests that the Reporting Persons and the CB Stockholders do not already own for a price per share or LLC Interest equal to $20.00 (the “Proposed Transaction”).

In response to feedback from the special committee of the Board (the “Special Committee”) that it will not pursue a transaction with the Reporting Persons and the CB Stockholders under the terms set forth in the Proposal, the Reporting Persons and the CB Stockholders have informed the Special Committee on the evening of August 24, 2023 that they would withdraw the Proposal and cease to pursue the Proposed Transaction.

Notwithstanding the withdrawal of the Proposal, the Reporting Persons intend to continue to engage in discussions with, among others, management, the Board, stockholders (including the CB Stockholders) and other stakeholders of the Issuer or its subsidiaries, and/or third parties, including potential acquirers, service providers and debt and equity financing sources, and other relevant parties and may take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation, asset sales or other asset transactions or purchases or repurchases of stock, debt or other securities and instruments) or the business, operations, assets, strategy, future plans, prospects, corporate structure, capital structure (including financings, refinancings and amendments, extensions or other modifications of the existing debt facilities of the Issuer or its subsidiaries), Board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer, which discussions may include proposing or considering new proposals

Notwithstanding the withdrawal of the Proposal, the Reporting Persons intend to regularly review their investment and continue to manage their holdings in the Issuer and GoHealth Holdings, LLC on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, any limitations imposed by the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities or debt instruments, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer and GoHealth Holdings, LLC as they deem appropriate. These actions may include, (i) acquiring additional shares of Class A Common Stock and/or other equity, term loans, revolving loans, other debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities or debt instruments of the Issuer or its subsidiaries (collectively, “Interests”) in the open market or otherwise; (ii) exercising or refraining from exercising any rights or obligations with respect to such Interests; (iii) disposing of any or all of their Interests in the open market or otherwise; (iv) engaging in any hedging or similar transactions with respect to the Interests; or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing reflects activities presently contemplated by the Reporting Persons, the foregoing is subject to change at any time, and the Reporting Persons reserve their right to change their plans and intentions with respect to the Issuer, including in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 9,511,860 shares of Class A Common Stock outstanding as of August 2, 2023, as provided by the Issuer in the Quarterly Report on Form 10-Q filed by the Issuer on August 10, 2023, plus, as applicable, 6,178,532 and 2,921 shares of Class A Common Stock underlying the LLC Interests held of record by NVX and BCCJ, respectively:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
NVX Holdings, Inc.	6,232,352	39.6%	0	6,232,352	0	6,232,352
Brandon M. Cruz	6,455,336	41.1%	208,197	6,247,139	208,197	6,247,139
Clinton P. Jones	6,455,336	41.1%	208,197	6,247,139	208,197	6,247,139
BCCJ, LLC	14,787	0.2%	0	14,787	0	14,787

NVX is the record holder of 53,820 shares of Class A Common Stock and 6,178,532 LLC Interests. BCCJ is the record holder of 11,866 shares of Class A Common Stock and 2,921 LLC Interests. Each of Messrs. Jones and Cruz is the record holder of 4,967 shares of Class A Common Stock.

Messrs. Jones and Cruz are the Chief Executive Officer and President of NVX, respectively, and are members of the Board of Managers of BCCJ. As a result, each of Messrs. Jones and Cruz may be deemed to beneficially own the securities held by each of NVX and BCCJ.

In addition, each of Messrs. Jones and Cruz may be deemed to beneficially own: (i) 5,016 shares of Class A Common Stock underlying stock options, (ii) 3,925 shares of Class A Common Stock underlying restricted stock units and (iii) 194,289 shares of Class A Common Stock underlying Blizzard Management Feeder LLC Interests, in each case that are currently vested or will vest within 60 days.

By virtue of the agreements made pursuant to the Stockholders Agreement and the matters described in Item 4 above, the Reporting Persons and the CB Stockholders may constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), which group may be deemed to collectively beneficially own 16,007,486 shares of Class A Common Stock of the Issuer, constituting approximately 75.9% of the 9,511,860 shares of the Class A Common Stock outstanding, plus the 5,386,178 shares of Class A Common Stock underlying the LLC Interests held of record by CB Blizzard B and the 6,181,453 shares of Class A Common Stock underlying the LLC Interests held of record by certain of the Reporting Persons, as calculated on the basis of Rule 13d-3 of the Exchange Act. However, the Reporting Persons expressly disclaim beneficial ownership of the 9,566,028 shares of Class A Common Stock (including 5,386,178 shares of Class A Common Stock underlying LLC Interests held of record by CB Blizzard B) beneficially owned by the CB Stockholders. The CB Stockholders have filed a separate Schedule 13D with respect to their interests in the Issuer and the Proposal.

(c) During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2023

NVX Holdings, Inc.

By:	/s/ Brandon M. Cruz
Name:	Brandon M. Cruz
Title:	President

Clinton P. Jones

By:	/s/ Clinton P. Jones

Brandon M. Cruz

By:	/s/ Brandon M. Cruz

BCCJ, LLC

By:	/s/ Brandon M. Cruz
Name:	Brandon M. Cruz
Title:	Manager